                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             Dated November 30, 2004

                               Savia, S.A. de C.V.
                 (Translation of registrant's name into English)


                                Rio Sena 500 Pte.
                         Col. Del Valle, San Pedro Garza
                                N.L. Mexico 66220
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

                      Regulation S-T Rule 101 (b) (1):
                                                      ----

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

                       Regulation S-T Rule 101(b) (7):
                                                      ---

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes  X    No
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                            Rule 12g3-2 (b) : 82-3412

                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
 1.       Dividend Payment Notice.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Savia, S.A. de C.V.
                                            (Registrant)

Date:  November 30, 2004                    By: /s/ Enrique Osorio
                                                -------------------------
                                                Enrique Osorio
                                                Chief Financial Officer